

March 4, 2015

Via E-mail
Ted Holmes
Chief Financial Officer
Investors Real Estate Trust
1400 31st Ave SW, Suite 60
Minot, ND 58701

Re: **Investors Real Estate Trust**
        Form 10-K for the fiscal year ended April 30, 2014
        Filed on June 30, 2014
        File No. 001-35624

Dear Mr. Holmes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended April 30, 2014

Financial Statements

Notes to Consolidated Financial Statements, page F-10

Note 20 – Stock Based Compensation, page F-39

1.   Please tell us how you complied with paragraphs 2.c.2, 2.d, 2.f.2 and 2.i of ASC 718-10-50, or tell us how you determined it was not necessary to provide these disclosures for your LTIP.

Form 10-Q for the quarterly period ended October 31, 2014

Financial Statements

Notes to Condensed Consolidated Financial Statements, page 8

Note 8 – Acquisitions, Developments Placed in Service and Dispositions, page 21

Property Acquisitions, page 21

2.   Please tell us how you complied with paragraph 1a of ASC 805-30-50, or tell us how you determined it was not necessary to provide a qualitative description of the factors that make up the goodwill recognized for the Homestead Garden acquisition.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick at 202-551-3295 or me at 202-551-3468 with any questions.

                                        Sincerely,

                                        /s/ Wilson K. Lee

                                        Wilson K. Lee
                                        Senior Staff Accountant